Exhibit (a)(5)(I)

Düsseldorf, February 2, 2007

Ad Hoc Release Pursuant to Sec. 15 of the German Securities Trading Act (WpHG)

Subject: Offer Price for Endesa S.A.

E.ON Offers 38.75 Euros per Share/ADR for Endesa

E.ON AG today filed with the Spanish stock market regulator as part of the sealed envelope procedure an offer of 38.75 euros per share and ADR as a final price for the announced acquisition of Endesa S.A. This corresponds to a total consideration of 41 billion euros for 100 percent of the shares in Endesa. The transactions meets E.ON’s financial criteria on this basis as well.

The new price per share includes a premium of 109 percent on Endesa’s closing share price on September 2, 2005, the last trading day prior to the publication of the bid by Gas Natural. It is even slightly above Endesa’s average last 10 day share price at the Madrid Stock Exchange.

In the event that Endesa, S.A. pays any dividend before closing, the overall offer value of 38.75 euros per share shall be reduced accordingly.

E.ON’s takeover bid is subject to the following conditions:

a)	E.ON acquires at least 529,481,934 shares in Endesa, corresponding to 50.01 percent of Endesa’s share capital.
b)
Endesa’s shareholders’ meeting passes a resolution to make the following amendments to its articles of association: amendment to Art. 32 of the articles of association to abolish the limitation on voting rights; amendment to further articles concerning the criteria for the composition of the Board of Directors and nominations of directors and the chief executive officer.

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Deutschland / Germany
ISIN:	DE0007614406 (DAX)
WKN:	761440
Listed:	Official market in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich and Stuttgart; Eurex; New York

- End of Ad Hoc Release - February 2, 2007